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06010475

January 24, 2006


SEC MAIL PROCESSING
RECEIVED
JAN 25 2006
WASH. D.C. 192 SECTION

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated January 24, 2006 announcing that Arcelor and Dofasco have signed a support agreement for Arcelor's C$71.00 all-cash offer.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami Toutounji

PROCESSED
JAN 2 6 2006
THOMSON
FINANCIAL

Enclosure
cc: Regis Ramseyer
Arcelor SA

File No. 82-34727




SEC MAIL
RECEIVED
PROCESSING
JAN 25 2006
WASH, D.C.
192
SECTION

DOFASCO™

JOINT PRESS RELEASE

DOFASCO AND ARCELOR ANNOUNCE SIGNATURE OF SUPPORT AGREEMENT FOR ARCELOR'S C$71.00 ALL-CASH OFFER

Luxembourg/ Hamilton, Canada, January 24, 2006 – Dofasco and Arcelor announced today that they have signed an agreement for Arcelor to make a revised all-cash offer to acquire all of Dofasco's outstanding common shares in a supported, all-cash transaction for total consideration of approximately C$5.6 billion (€3.95 billion), or C$71.00 per common share. Dofasco's Board of Directors has resolved to unanimously recommend to Dofasco shareholders that they accept Arcelor's offer, This move follows the announcement on January 23, 2006 by ThyssenKrupp AG of its decision to waive its "right to match" the C$71.00 per share proposed all-cash offer to acquire all of the common shares of Dofasco Inc. announced by Arcelor S.A. on January 16, 2006 and the announcement by Dofasco on January 23, 2006 of the termination of the support agreement between Dofasco and ThyssenKrupp.

Brian MacNeill, Chair of Dofasco's Board of Directors, said, "Dofasco's Board of Directors unanimously supports the Arcelor offer on the basis that it provides excellent value to Dofasco shareholders and reflects the strategic value of Dofasco to Arcelor as a platform for North American growth."

Guy Dollé, Chief Executive Officer of Arcelor, stated that, "We are very pleased by this agreement with Dofasco and look forward to welcoming Dofasco as a partner of the Arcelor group. We are convinced that the quality of Dofasco's operations and our superior synergies will create value for all stakeholders."

Mr. Dollé also underlined that Dofasco's highly regarded corporate values with respect to its relations with employees, and its legacy of active community engagement, are principles that Arcelor shares and will continue to support.

Full details of Arcelor's amended offer will be included in the formal notice of variation which Arcelor expects to mail to Dofasco shareholders as soon as practicable, and Dofasco also expects to mail to its shareholders a revised directors' circular recommending acceptance of the Arcelor offer at approximately the same time, each of which will also be available on the SEDAR website at www.sedar.com.

UBS and Merrill Lynch are acting as financial advisers and Ogilvy Renault LLP is acting as legal advisor to Arcelor, while RBC Capital Markets is acting as financial advisor and Fasken Martineau DuMoulin LLP is acting as legal advisor to Dofasco.

About Dofasco

Established in 1912, Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal(TM), Galvalume(TM), and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex(TM), a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. The company has additional operations in Canada, the United States and Mexico. Dofasco also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open pit mine and a pellet plant at Port-Cartier.

About Arcelor

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - aspires to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and aspires to be a benchmark for economic performance, labour relations and corporate social responsibility.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond Arcelor's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Arcelor undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that any transaction between Arcelor and Dofasco will occur, or will occur on the timetable contemplated hereby.

For a discussion of risks and uncertainties regarding Arcelor's business, which could cause actual results to differ from those contained in the forward-looking statements please refer to the "Report on Risk Management" contained in Arcelor's Annual Report for the fiscal year ended December 31, 2004.

For further information:

Dofasco Inc.

Gordon Forstner
Telephone: 905 548-7200 ext. 2200
Fax: 905-548-4935
1330 Burlington Street
Hamilton, Ontario, Canada
L8N 3J5

Arcelor:

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

(USA and Canada)
Jackie King (Hill & Knowlton Canada)
+1 613 298 8014
jackie.king@hillandknowlton.ca

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
+33 1 41 25 9898